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                              January 8, 2024

       Peter Jackson
       Chief Executive Officer
       Flutter Entertainment plc
       Belfield Office Park, Beech Hill Road
       Clonskeagh, Dublin 4, D04 V972
       Ireland

                                                        Re: Flutter
Entertainment plc
                                                            Amendment No. 2 to
Draft Registration Statement on Form 20-F
                                                            Submitted December
29, 2023
                                                            CIK No. 0001635327

       Dear Peter Jackson:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 21, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form 20-F

       Item 5. Operating and Financial Review and Prospects
       Key Operational Metrics, page 85

   1. We note your revised disclosure in response to prior comments 2 and 3. Please address the following:
                                                            Revise to clarify
whether the example of a player using multiple products within one brand in a
division (or within multiple brands within a division that use the same data platform) would
result in the sum of AMPs for product categories that is greater than the total AMPs for
the division and Group.
                                                            Revise to clarify
your reference to "each product category" in the example of a player
 Peter Jackson
Flutter Entertainment plc
January 8, 2024
Page 2
           that uses one product in two different brands in a division that uses different data platforms would count as one AMP for each product category used and two total
           AMPs for the applicable division and the Group as a whole. In this regard, you refer to only one product category in this example.
             Revise to provide an example of a player that uses multiple products within one brand in multiple divisions, such as what seems possible with the Betfair brand in the
           UK&I and International divisions.
             Where you present AMP information that includes duplicate player counts, revise to clearly indicate as such. For example, you disclose AMPs for each product category on pages 62 and 92 that includes duplicate player counts.
             Alternatively, revise to disclose AMPs by product category excluding duplicate player counts or explain further why you are unable to provide such information, which would ensure consistency throughout your filing.
             Considering the differences between the sum of AMPs by product category for each division and the total AMPs for each division excluding identified duplicate players, explain your basis for concluding that the extent of such duplication is not material and "primarily" relates to your UK&I division. For example, we note for the six months ended June 30, 2023, total AMPs by product for the U.S. division of
           3,662,000 exceeds total U.S. AMPs excluding duplicate accounts of 3,119,000 by approximately 15%.
             Revise footnote (1) to the table on page 92 to clarify what is meant by Total Group
           AMPs excludes identified duplicate players. In this regard, explain that the AMPs for each product category includes the duplicate player information and that the Total
           Group AMPs in the table is not a sum total of the product category AMPs as this may not otherwise be overly evident. Similar revisions should be made to the breakdown of AMPs by product category within each division beginning on page
97.

       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Jackson
                                                            Division of
Corporation Finance
Comapany NameFlutter Entertainment plc
                                                            Office of
Technology
January 8, 2024 Page 2
cc:       Joshua Bonnie
FirstName LastName